UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

URON Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

917276-10-7
(CUSIP Number)

Joseph A. Geraci, II
Lantern Advisers LLC
80 South 8th Street, Suite 900
Minneapolis, MN 55402
Phone: (612) 349-5235

With a copy to:
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)

July 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original  and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917276 10 1	13D	PAGE 2 OF 7 PAGES
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Lantern Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,333,098

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,333,098

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,333,098 (includes a warrant to purchase 200,000 shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.2%

14	TYPE OF REPORTING PERSON (See Instructions)
00 (Limited liability company)

CUSIP NO. 917276 10 1	13D	PAGE 3 OF 7 PAGES
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Joseph A. Geraci II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,333,098

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,333,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,333,098

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 917276 10 1	13D	PAGE 4 OF 7 PAGES
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Douglas M. Polinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐

(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,333,098

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,333,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,333,098

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock No Par Value

The issuer's name and address is:

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428

Item 2. Identity and Background

(a)	Name: The reporting person is Lantern Advisors LLC ("Lantern"), a Minnesota limited liability company. The managing members of Lantern are Joseph A. Geraci II and Douglas M. Polinsky.

(b)
Business address: The business address of Lantern and Mr. Geraci is c/o Isles Capital LLC, 80 South 8th Street, Suite 900, Minneapolis, Minnesota 55402. Mr. Polinsky's address is c/o Great North Capital Corp., 130 Lake Street West, Suite 300, Wayzata, Minnesota 55391.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Lantern is a firm which provides business consulting services managed part-time by Mr. Geraci. Mr. Geraci's principal employment is with Isles Capital LLC, which also provides business consulting services. The address of Isles Capital is the same as the address of Mr. Geraci and Lantern. See Item 2(b).

Douglas M. Polinsky is also a managing member of Lantern. Mr. Polinsky's principal employment is with Great North Capital Corp. Great North is a firm which provides business consulting services. The address of Great North is the same as the address of Mr. Polinsky. See Item 2(b).

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Neither Lantern, nor Messrs. Geraci or Polinsky have been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Nothing to report.

(f)	Citizenship:

Lantern is a Minnesota limited liability company. Mr. Geraci and Mr. Polinsky are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

The Reporting Persons have not formulated any definitive plans. However, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Lantern owns 3,333,098 shares of URON Inc. (which includes a warrant to purchase 200,000 shares which is currently exercisable) which amounts to 43.2% of the shares outstanding (based upon 7,510,225 shares outstanding).

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Lantern holds 3,333,098 shares (including a warrant to purchase 200,000 shares. Lantern's ability to vote these shares has been approved by the shareholders of the company in accordance with Minnesota Statute $302A.671.

(c)	Transactions in the securities effected during the past sixty days:

Lantern acquired 550,000 shares on July 2, 2007 in connection with the satisfaction of a promissory note. In addition, Lantern made a loan to the Issuer and received a warrant to purchase 200,000 shares at an exercise price of $0.15 per share. The warrant expires on 7/2/2012.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SCHEDULE 13D

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007	LANTERN ADVISERS LLC

	By:	/s/ Joseph A. Geraci, II
Joseph A. Geraci, II Its: Managing Member

By:	/s/ Douglas M. Polinsky
Douglas M. Polinsky Its: Managing Member